As Filed with the Securities and Exchange Commission on December 15, 2004.
                                                     Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                     Randgold & Exploration Company Limited
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                          The Republic of South Africa
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784

    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
    (Address, including zip code, and telephone number, including area code, of agent for service)

        It is proposed that this filing become effective under Rule 466

                           [ ] immediately upon filing
                             [ ] on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
        Title of each class of            Amount            Proposed maximum              Proposed maximum              Amount of
     Securities to be registered     to be registered   Aggregate price per unit (1)  aggregate offering price (1)  registration fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares              25,000,000                $.05                       $1,250,000                  $158.38
evidenced by American Depositary         American
Receipts, each American Depositary      Depositary
Share evidencing one ordinary share       Shares
of Randgold & Exploration Company
Limited.
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to securities registered under Registration Statement No. 333-6482 previously filed by the Registrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.


--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

      Item Number and Caption                            Location in Form of
      -----------------------                            American Depositary Receipt
                                                         Filed Herewith as Prospectus
                                                         ----------------------------
(1)   Name and address of Depositary                     Introductory Paragraph

(2)   Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
      identity of deposited securities

      Terms of Deposit:

      (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
               represented by one unit of American       corner
               Depositary Shares

      (ii)     The procedure for voting, if any, the     Paragraphs (15), (16) and (18)
               deposited securities

      (iii)    The collection and distribution of        Paragraphs (12), (13), (15) and (18)
               dividends

      (iv)     The transmission of notices, reports      Paragraphs (11), (15), (16), (17) and (18)
               and proxy soliciting material

      (v)      The sale or exercise of rights            Paragraphs (13), (14), (15) and (18)

      (vi)     The deposit or sale of securities         Paragraphs (12), (13), (15), (17) and (18)
               resulting from dividends, splits or
               plans of reorganization

      (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
               the Deposit Agreement

      (viii)   Rights of holders of receipts to          Paragraph  (11)
               inspect the transfer  books of the
               Depositary  and the list of holders
               of receipts

      (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6), (8) and (22)
               or withdraw the underlying securities

      Item Number and Caption                            Location in Form of
      -----------------------                            American Depositary Receipt
                                                         Filed Herewith as Prospectus
                                                         ----------------------------
      (x)      Limitation upon the liability of the      Paragraphs (14), (18), (19) and (21)
               Depositary

(3)   Fees and Charges                                   Paragraphs (7) and (8)


Item 2. Available Information

      Item Number and Caption                            Location in Form of
      -----------------------                            American Depositary Receipt
                                                         Filed Herewith as Prospectus
                                                         ----------------------------

2(a)  Statement that Randgold & Exploration              Paragraph (11)
      Company Limited is subject to the
      periodic reporting requirements of the
      Securities Exchange Act of 1934 and,
      accordingly, files certain reports
      with the Commission and that such reports
      can be inspected by holders of American
      Depositary Receipts and copied at public
      reference facilities maintained by the
      Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of March 3, 1997, as Amended and Restated as of November 9, 1998 and as further Amended and Restated as of _______________, 2004, among Randgold & Exploration Company Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of March 3, 1997, as Amended and Restated as of November 9, 1998 and as further Amended and Restated as of ____________________, 2004, among Randgold & Exploration Company Limited, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 15, 2004.

                                               By: THE BANK OF NEW YORK,
                                                     as Depositary

                                               By: \s\ Vincent J. Cahill, Jr.
                                                   ----------------------------
                                                   Name: Vincent J. Cahill, Jr.
                                                   Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, RANDGOLD & EXPLORATION COMPANY LIMITED has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in South Africa on December 15, 2004.

                                          RANDGOLD & EXPLORATION COMPANY LIMITED

                                          By: \s\ Roger Brett Kebble
                                              ------------------------------
                                              Name: Roger Brett Kebble
                                              Title: Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on December 15, 2004.

Name                                               Title
----                                               -----

\s\ Roger Brett Kebble                             Chief Executive Officer
----------------------------------                 (Principal Executive Officer)
Roger Brett Kebble

\s\ Hendrick Christoffel Buitendag                 Financial Director
----------------------------------                 (Principal Financial Officer)
Hendrick Christoffel Buitendag

\s\ Gordon Trevlyn Miller                          Director
----------------------------------
Gordon Trevlyn Miller

\s\ Roger Ainsley Ralph Kebble                     Chairman
----------------------------------
Roger Ainsley Ralph Kebble

\s\ Motsehoa Brenda Madumise                       Director
----------------------------------
Motsehoa Brenda Madumise

\s\ Lunga Raymond Ncwana                           Director
----------------------------------
Lunga Raymond Ncwana

\s\ Andrew Christoffel Nissen                      Director
----------------------------------
Andrew Christoffel Nissen

\s\ Stephen Tainton                                Director
----------------------------------
Stephen Tainton

\s\ Vincent J. Cahill, Jr.                         Authorized Representative in
----------------------------------                 the United States
The Bank of New York
By: Vincent J. Cahill, Jr.
Title: Vice President

                                INDEX TO EXHIBITS

Exhibit
Number
-------

(1) Form of Deposit Agreement, dated as of March 3, 1997, as Amended and Restated as of November 9, 1998 and as further Amended and Restated as of _______________, 2004, among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.